Principal Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

February 28, 2017

Via EDGAR

Mr. Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 189 to the Registration Statement on Form N-1A

Dear Mr. Rakestraw,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to post-effective amendment number 189 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me and Britney Schnathorst by telephone on February 9, 2017. The Registrant filed the Amendment with the Commission on December 28, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.195).

Comments to the Prospectus

Comments that Apply to Multiple Funds

Comment 1. Please confirm that the Registrant will update all outdated information in a subsequent filing, particularly with respect to fee waivers and expense reimbursement termination dates, market capitalization ranges, and bond ratings.

Response: Confirmed.

Comment 2. Please confirm that estimated expense footnotes to “Other Expenses” in the Annual Fund Operating Expenses table will be deleted for share classes that are no longer new.

Response: Confirmed.

Comment 3. Under the Expense Example, for some funds there is a second table that includes expenses for Class C and J if an investor does not redeem shares. Should this table also include information for Class A shares?

Response: No.

Comments that Apply to Specific Funds

California Municipal Fund

Comment 4. Please disclose the considerations that are principal to making purchase and sell decisions of municipal bonds.

Response: The Registrant respectfully submits that the considerations used to determine whether to buy or sell fixed-income instruments are disclosed under Active Management in the Additional Information about Investment Strategies and Risks section.

Comment 5. Consider adding a Principal Risk that focuses on the risk of investing in California securities.

Response: The Registrant respectfully declines to make the requested change because the Fund’s Geographic Concentration Risk already addresses the additional risks associated with investing in particular geographic areas, such as California.

Comment 6. Please use an appropriate broad-based securities market index for the Fund.

Response: The Registrant respectfully declines to make the requested change as an appropriate broad-based securities market index is already in use for this Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The Fund’s index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

Core Plus Bond Fund

Comment 7. The Principal Investment Strategies section states the Fund invests in “asset-backed securities or mortgage-backed securities representing an interest in a pool of mortgage loans or other assets (securitized products).” Please clarify what is meant by “other assets (securitized products)”.

Response: The Registrant will revise this statement in the Principal Investment Strategies to clarify.

Comment 8. Please explain why the Foreign Currency principal risk was deleted for this fund. If the strategy changed, please describe this change in the Principal Investment Strategies section.

Response: The Registrant will disclose foreign currency as a principal risk.

Equity Income Fund

Comment 9. Nedrit Vidinli is listed as a Portfolio Manager effective since 2017. What is the effective date of this addition?

Response: The effective date for Nedrit Vidinli becoming a portfolio manager for the Fund is March 1, 2017, the same effective date for the 485(b) filing for this Fund.

Finisterre Unconstrained Emerging Markets Bond Fund

Comment 10. The Principal Investment Strategies section no longer includes the statement that “(a) security is issued by an emerging market country if it is issued by the emerging market country’s government…” Does this Fund consider securities issued by an emerging market country’s government to be emerging market securities?

Response: Yes. The Registrant will revise the disclosure to clarify.

Comment 11. The Principal Investment Strategies section states that the Fund holds cash to support certain of its derivative investments. Please explain the meaning of this statement.

Response: The use of the term “support” references the cash collateral that is held for certain derivative instruments, and the reason this applies to “certain” derivative instruments is that collateral can come in the form of pledged securities, instead of or in addition to cash; in addition, some derivatives do not require collateral.

Comment 12. Is Arbitrage Trading Risk a principal risk of the Fund? If so, please disclose arbitrage trading as a principal investment strategy.

Response: No. The Registrant will revise the disclosure to identify the Arbitrage Trading Risk as a non-principal risk.

Comment 13. In the Principal Risks section, the Emerging Markets Risk includes a sub-bullet on Temporary Defensive Strategy Risk. Please consider listing this as a separate risk instead of under the Emerging Markets Risk.

Response: The Registrant respectfully declines to make the requested change because a temporary defensive position would only be taken during periods of uncertainly in emerging market debt markets, as described in the principal investment strategies, and therefore the Registrant believes that its location under the Emerging Markets Risk is appropriate.

Comment 14. Is Volatility Mitigation Risk a principal risk of the Fund? If so, please disclose a corresponding principal investment strategy.

Response: No. The Registrant will revise the disclosure to identify Volatility Mitigation Risk as a non-principal risk.

Global Diversified Income and Global Real Estate Securities Fund

Comment 15. The Principal Investment Strategies section states that “(t)he Fund typically invests in foreign securities of at least 10 countries and at least 30% of its net assets in foreign securities.” Please change the 30% minimum to 40%, or 30% if market conditions are unfavorable.

Response: The Registrant respectfully submits that its disclosed thresholds are consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (Footnote omitted).

Global Diversified Income Fund

Comment 16. The Principal Investment Strategies section refers to the International Bank for Reconstruction and Development, also known as the World Bank, as a source for determining which countries are emerging markets countries. Please delete this reference as the World Bank no longer classifies countries as emerging market countries.

Response: The Registrant will make the requested change.

Comment 17. In the Principal Investment Strategies section, please add Hong Kong and Singapore to the list of developed countries excluded from the list of emerging market countries.

Response: The Registrant will make the requested change.

Comment 18. Please disclose the corresponding principal investment strategy for the Volatility Mitigation Risk.

Response: The Registrant respectfully submits that the fourth paragraph of the Fund’s Principal Investment Strategies describes the Fund’s volatility mitigation strategy.

Global Real Estate Securities Fund

Comment 19. Please confirm that the Fund changed to diversified from non-diversified. The Staff notes that the Fund will need shareholder approval to change back to non-diversified status.

Response: Confirmed.

Comment 20. The Principal Investment Strategies section states that “(t)he Fund invests in equity securities regardless of market capitalization.” Please add a small and medium capitalization risk that corresponds to this strategy.

Response: The Registrant will make the requested change.

Government & High Quality Bond Fund

Comment 21. Please confirm that Fund investments in mortgage-backed securities that are not issued by the U.S. government or not rated AAA (or comparable quality) will be limited to 20% of the Fund’s assets, since such investments should not be included in this Fund’s 80% test under Rule 35d-1.

Response: Confirmed.

High Yield Fund I

Comment 22. Please confirm that the revision to the Fund’s broad-based market index was only due to a change in the index name.

Response: Confirmed.

Comment 23. Please explain why the Foreign Currency principal risk was deleted for this fund. If the strategy changed, please describe this change in the Principal Investment Strategies section.

Response: The Registrant will disclose foreign currency as a principal risk.

International Emerging Markets Fund

Comment 24. Please explain the relatively high expenses for Class R-6 as shown in the Annual Fund Operating Expenses table.

Response: As a new share class for this Fund, the relatively higher fixed costs (mainly registration) for the Class R-6 shares contribute to higher “other expenses,” which, coupled with a small asset base, result in a relatively higher expense ratio.

Comment 25. Please confirm that the small and medium capitalization risk aligns with the Principal Investment Strategies, specifically the statement that the “Fund invests in equity securities regardless of market capitalization size and style (growth or value).”

Response: Confirmed.

LargeCap Growth Fund

Comment 26. Please confirm that the range of the Russell 1000 Growth Index ($717 million to $606.4 billion) is correct as of the date shown (December 31, 2015).

Response: Confirmed.

LargeCap Growth Fund I

Comment 27. The Principal Investment Strategies section refers to “the Fund’s benchmark index.” Please state the name of the index in the section.

Response: The Registrant will make the requested revision.

LargeCap Growth Fund, LargeCap Growth Fund I, LargeCap Growth Fund II, LargeCap Value Fund and LargeCap Value Fund III

Comment 28. Please explain why it is appropriate for the LargeCap Growth, LargeCap Growth I, LargeCap Growth II, LargeCap Value and LargeCap Value III Funds to define large cap securities using the Russell 1000 Growth or Russell 1000 Value indices. Would defining large capitalization securities by using a subset of the Russell 1000 Growth Index or Russell 1000 Value Index, as applicable, be more appropriate?

Response: The Registrant respectfully submits that its definition of large capitalization issuers is appropriate and reasonable. Please note that over 90% of the total capitalization of either index, on a market-weighted basis, is made up of securities issued by large capitalization companies. Also, please note that these indices serve as benchmarks for the referenced funds and are used for each respective fund’s performance comparison. Lastly, these indices are commonly used by peer funds to define or to benchmark large capitalization companies.

LargeCap Growth Fund II

Comment 29. What are the differences between LargeCap Growth Fund I and LargeCap Growth Fund II, and how would an investor know which fund to invest in?

Response: The LargeCap Growth Fund I is sub-advised by Brown Advisory, LLC, and T. Rowe Price Associates, Inc.; the LargeCap Growth Fund II is sub-advised by American Century Investment Management, Inc., and Sawgrass Asset Management, LLC. Each Fund has different annual operating expenses and each has produced different annual performance returns. In addition, the LargeCap Growth Fund I has three share classes - Class A, P and R-6 - that LargeCap Growth Fund II does not have and therefore certain investors may not be eligible to invest in LargeCap Growth Fund II.

MidCap Fund, MidCap Growth Fund, MidCap Growth Fund III, MidCap Value Fund I

Comment 30. Each midcap fund includes a principal risk for small and medium market capitalization companies. Given that each fund is a midcap fund, consider removing the small capitalization company risk.

Response: The Registrant respectfully declines to revise the disclosure because it believes that the risks associated with investments in small capitalization companies and in medium capitalization companies are substantially similar and do not merit separate risk disclosure.

Principal LifeTime Hybrid Income Fund

Comment 31. Please explain why the expense rates in “Other Expenses” in the Annual Fund Operating Expenses are high for Class R-6 shares.

Response: The expense rates for the Class R-6 shares are relatively high due to the low amount of assets of the Fund in this share class.

Principal LifeTime 2040, 2045, 2050, 2055, and 2060 Funds, and Principal LifeTime Hybrid 2035, 2040, 2045, 2050, 2055, and 2060 Funds

Comment 32. The Principal Investment Strategies section states that “(t)he underlying funds principally use equity index futures and options to manage equity exposure.” Please explain what is meant by “manag(ing) equity exposure”?

Response: The Registrant will revise the referenced statement in the Principal Investment Strategies section of the referenced LifeTime and LifeTime Hybrid funds for clarity and consistency.

Principal LifeTime 2060 Hybrid Fund

Comment 33. The Expense Example contains a footnote that notes the low net assets of the Institutional Class. Please confirm that this footnote is applied consistently.

Response: Confirmed.

Principal LifeTime Hybrid Funds

Comment 34. The Performance section states the Fund’s primary benchmark “more closely aligns with the investment approach of the Fund.” Please confirm that the Fund’s primary benchmark is an “appropriate broad-based securities market index” as defined in Form N-1A.

Response: Confirmed.

SAM Balanced Portfolio

Comment 35. If the Fund invests more than 25% in an affiliated fund, disclose the fund’s name, explain its main strategies, and disclose its associated principal risks.

Response: The Registrant respectfully submits that the Fund of Funds table in the Additional Information About Investment Strategies and Risk section discloses all affiliated underlying funds in which the SAM Balanced Portfolio invests as well as the underlying funds in which the other funds of funds invests. The SAM Balanced Portfolio’s principal investment strategies generally describe the types of investments the underlying funds make. The Principal Risks section lists principal risks due to the Portfolio’s investment in underlying funds.

SmallCap Fund

Comment 36. The Fund includes a principal risk for small and medium market capitalization companies. Given that the Fund is a smallcap fund, consider removing the medium capitalization company risk.

Response: The Registrant respectfully declines to revise the disclosure because it believes that the risks associated with investments in small capitalization companies and in medium capitalization companies are substantially similar and do not merit separate risk disclosure.

Comment 37: Please explain in correspondence the changes in the Average Annual Total Returns table noted in the September 22, 2016 supplement, and if the performance numbers were overstated, by how much and how was this handled.

Response: The September 22, 2016 supplement was filed to correct performance numbers for the SmallCap Fund, the SmallCap Growth Fund I, the SmallCap S&P 600 Index Fund, the SmallCap Value Fund II, and the Tax-Exempt Bond Fund. On September 23, 2016, the Registrant also filed a post-effective amendment under Rule 485(a) to add a share class to certain funds and correct these referenced performance numbers. The performance numbers for a certain share class for each of these funds was incorrect due to the rows under the Average Annual Total Returns table being out of order, which led to some the performance numbers being overstated and some being understated.

Additional Information about Investment Strategies and Risks

Comment 38. The Passive Management section states that “(p)ure index funds do not attempt to manage market volatility…” Please consider changing this statement given that some index funds do attempt to manage market volatility.

Response: The Registrant respectfully declines to make this change as the statement is correct for the Registrant’s index funds.

Comment 39 Under the Redemption Risk section, there is a list that includes all underlying funds of the Registrant’s funds of funds. In this list, the International Fund I is listed at 0.00%. Please consider removing this Fund if no funds or funds have invested in it.

Response: The Registrant will make the requested revision.

Management of the Funds

Comment 40. Under the Sub-Advisors section, the first set of biographies belongs to managers at Principal Management Corporation. Please consider using a separate heading for these bios since they are not employed by a sub-advisor.

Response: The Registrant will make the requested revision.

Comment 41. Under the bio of Benjamin E. Rotenberg, please provide information for the period of 2011 to 2014.

Response: The Registrant will make the requested revision.

Appendix B - Related Performance

Comment 42. For all related performance data, confirm that the sub-advisors have records to support the performance data pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant has obtained confirmation from each sub-advisor for whom related performance is shown that the sub-advisor has the records necessary to support the performance calculations shown.

Comment 43. For the annual total returns of the Origin International Composite, confirm that each year took into account performance results of the International Fund I.

Response: Confirmed.

Statement of Additional Information

Comment 44. The Rule 12b-1 Fees/Distribution Plans and Agreements section under Multiple Class Structure refers to a contractual waiver that is in place through February 28, 2017. Confirm that this waiver will be updated or removed in a subsequent filing.

Response: Confirmed.

Comment 45. In the Management Agreement section under Investment Advisory and Other Services, are the management fee breakpoints applied on a combined basis for the six funds that are included together in the table?

Response: For each fund listed, breakpoints are calculated based on the assets of the individual funds. The assets of funds are not combined when determining breakpoints.

Comment 46: In the Contractual Fee Waiver table under Investment Advisory and Other Services, the waiver for MidCap Value I Fund was increased to 0.12%, effective through February 28, 2018. Confirm that this is correct.

Response: Confirmed.

Please call me at 515-248-2821 if you have any questions.

Sincerely,

/s/ Greg Reymann

Greg Reymann
Assistant Counsel, Registrant